Filed by TelecityGroup plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Interxion Holding N.V.

Commission File Number: 001-35053

Date: February 11, 2015

Dear Colleague,

This morning we have made two announcements about our business.

The first covers our full year financial results. I am pleased to report that in 2014 we made good progress, delivering solid financial results and meeting the all of the key targets we set out to the market at the beginning of last year.

I want to take this opportunity to say thank you for your contribution over the last year.

You will also see an announcement that we have entered into a non-binding agreement with Interxion to merge our two businesses. The proposed transaction would be structured as an offer by TelecityGroup for Interxion.

This announcement is exciting news for our staff and customers:

•             First, Telecity and Interxion have very complementary customer offerings, and when coupled with an expanded geographical footprint, we would be able to offer customers access to new and improved products and services across Europe, with greater product choice.

•             Second, we have a clear strategy for the combined group, anchored on our mutual strengths, and are highly focused on best in class execution.

•             Third, we will continue to develop strong client relationships within our eco-systems, invest in profitable growth and deliver new products and services.

•             Fourth there is significant synergy potential with the combination, both in terms of opex and capex.

•             Fifth, the enlarged group would benefit from enhanced access to the capital markets and the opportunity of lower cost of capital. Finally and importantly we believe the transaction will allow us to continue disciplined capital expansion on a greater scale with a strong focus on balancing growth with returns of excess capital to our shareholders.

There can be no certainty that a binding agreement will be reached at this stage in the process, so there is limited information that we will be able to share but we will keep you informed of progress over the next few weeks. Please bear with us whilst we work through the details of this deal.  We understand you may have questions. Please refer these to your line manager in the first instance.

There will be a webinar today at 09.30 GMT where you can watch Eric Hageman, our CFO, and myself present our full year numbers and discuss this proposed merger.  The access for the webinar is here: http://www.telecitygroup.com/investor-centre/results-and-presentations.htm

Best wishes,

John Hughes

Executive Chairman

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.TelecityGroup.com.